SEMPRA ENERGY

Table F (Unaudited)

Income Statement Data by Business Unit

Three Months Ended June 30, 2007

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 659	$ 981	$ 710	$ 277	$ 84	$ (4)	$ (46)	$ 2,661
Cost of Sales and Other Operating Expenses	473	806	457	249	80	11	-	2,076
Depreciation & Amortization	75	70	6	13	3	-	4	171
Operating Income (Loss)	111	105	247	15	1	(15)	(50)	414
Other Income (Expense), Net	(2)	(2)	-	(2)	(2)	-	53	45
Income (Loss) before Interest & Taxes [1]	109	103	247	13	(1)	(15)	3	459
Net Interest Expense (Income) [2]	23	10	-	(2)	(1)	-	15	45
Income Tax Expense (Benefit)	35	39	86	5	(2)	(2)	(18)	143
Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries	-	-	(6)	-	15	-	-	9
Discontinued Operations	-	-	-	-	-	-	(3)	(3)
Net Income (Loss)	$ 51	$ 54	$ 155	$ 10	$ 17	$ (13)	$ 3	$ 277

Three Months Ended June 30, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 664	$ 908	$ 614	$ 257	$ 72	$ (20)	$ (9)	$ 2,486
Cost of Sales and Other Operating Expenses	459	735	479	212	69	9	15	1,978
Depreciation & Amortization	80	67	6	11	3	-	4	171
Operating Income (Loss)	125	106	129	34	-	(29)	(28)	337
Other Income (Expense), Net	11	(1)	1	(11)	2	(1)	(6)	(5)
Income (Loss) before Interest & Taxes [1]	136	105	130	23	2	(30)	(34)	332
Net Interest Expense (Income) [2]	33	4	15	(2)	-	2	13	65
Income Tax Expense (Benefit)	38	43	46	9	(12)	(15)	(13)	96
Equity in Earnings of Certain Unconsolidated Subsidiaries	-	-	-	-	14	-	-	14
Discontinued Operations	-	-	-	-	-	-	188	188
Net Income (Loss)	$ 65	$ 58	$ 69	$ 16	$ 28	$ (17)	$ 154	$ 373

[1] Management believes "Income (Loss) before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

SEMPRA ENERGY
Table F (Unaudited)

Income Statement Data by Business Unit

Six Months Ended June 30, 2007

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 1,368	$ 2,349	$ 1,222	$ 674	$ 161	$ (11)	$ (98)	$ 5,665
Cost of Sales and Other Operating Expenses	987	1,997	931	548	150	21	10	4,644
Depreciation & Amortization	150	139	13	25	6	-	7	340
Operating Income (Loss)	231	213	278	101	5	(32)	(115)	681
Other Income (Expense), Net	2	(4)	-	(2)	(2)	-	62	56
Income (Loss) before Interest & Taxes [1]	233	209	278	99	3	(32)	(53)	737
Net Interest Expense (Income) [2]	47	22	2	(9)	-	1	28	91
Income Tax Expense (Benefit)	73	78	90	44	(3)	(10)	(66)	206
Equity in Earnings of Certain Unconsolidated Subsidiaries	-	-	40	-	27	-	-	67
Discontinued Operations	-	-	-	-	-	-	(2)	(2)
Net Income (Loss)	$ 113	$ 109	$ 226	$ 64	$ 33	$ (23)	$ (17)	$ 505

Six Months Ended June 30, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 1,386	$ 2,333	$ 1,394	$ 653	$ 148	$ (20)	$ (72)	$ 5,822
Cost of Sales and Other Operating Expenses	1,015	1,993	1,057	526	139	19	(4)	4,745
Depreciation & Amortization	147	133	13	22	6	-	7	328
Operating Income (Loss)	224	207	324	105	3	(39)	(75)	749
Other Income (Expense), Net	13	(1)	-	(10)	3	(2)	(4)	(1)
Income (Loss) before Interest & Taxes [1]	237	206	324	95	6	(41)	(79)	748
Net Interest Expense [2]	52	19	31	4	-	2	41	149
Income Tax Expense (Benefit)	73	80	108	34	(9)	(21)	(61)	204
Equity in Earnings of Certain Unconsolidated Subsidiaries	-	-	-	-	24	-	-	24
Discontinued Operations	-	-	-	-	-	-	209	209
Net Income (Loss)	$ 112	$ 107	$ 185	$ 57	$ 39	$ (22)	$ 150	$ 628

[1] Management believes "Income (Loss) before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.